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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d—100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

AAMES FINANCIAL CORPORATION (Name of Subject Company (Issuer))
AAMES FINANCIAL CORPORATION (ISSUER) (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
5.5% Convertible Subordinated Debentures due 2006 (Title of Class of Securities)
00253A AE1 U9871P AA6 (CUSIP Number of Class of Securities)

John F. Madden, Jr.
Senior Vice President and General Counsel
Aames Financial Corporation
350 South Grand Avenue, 43rd Floor
Los Angeles, CA 90071
(323) 210-5000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
COPY TO:
Simeon Gold, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$113,970,000	$10,486

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the exchange of $113,970,000 aggregate principal amount of 5.5% Convertible Subordinated Debentures due 2006 (the "Existing Debentures") of Aames Financial Corporation ("Aames") for $91,176,000 aggregate principal amount of 4.0% Convertible Subordinated Debentures due 2012 of Aames. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals 0.000092% of the market value of Existing Debentures proposed to be acquired by Aames. Under Rule 0-11(a)(4), because there is no market for Existing Debentures, the value is based on the book value of the Existing Debentures. As of May 10, 2002, the latest practicable date prior to the date of filing, the book value of the Existing Debentures proposed to be acquired by Aames was $113,970,000.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,486	Filing Party: Aames Financial Corporation
Form or Registration No.:	Schedule TO-I SEC File No. 5-42024	Date Filed: May 15, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 2 TO SCHEDULE TO

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on May 15, 2002 by Aames Financial Corporation, a Delaware corporation ("Aames"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Aames filed an Amendment No. 1 to the Schedule TO on June 6, 2002. The Schedule TO relates to the offer by Aames to exchange its 4.0% Convertible Subordinated Debentures due 2012 (the "New Debentures") for any and all of its outstanding 5.5% Convertible Subordinated Debentures due 2006 (the "Existing Debentures") upon the terms and subject to the conditions set forth in the Offering Memorandum, dated May 15, 2002 (the "Offering Memorandum"), and in the related Letter of Transmittal, filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with any supplements or amendments thereto, collectively constitute the "Exchange Offer").

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and restates in its entirety to read as follows:
(a)(1)(i-iii,v-xii)
The information set forth in the Offering Memorandum under "Summary," "The Exchange Offer," "Description of the New Debentures," "Comparison of Rights Between the Existing Debentures and the New Debentures" and "United States Federal Income Tax Consequences" is incorporated herein by reference.

Aames has extended the period during which the Exchange Offer will remain open. The new expiration date is 5:00 p.m., New York City time, on Friday, June 21, 2002. The information set forth in the Second Supplement to the Offering Memorandum, dated June 13, 2002, a copy of which is filed as Exhibit (a)(5)(E) hereto, is incorporated herein by reference.
(a)(1)(iv)	Not applicable.
(a)(2)(i-vii)	Not applicable.
(b)
Aames' principal stockholder, Capital Z Finance Services Fund II, L.P., through a partnership it controls, agreed to purchase $50,000,000 aggregate principal amount, or approximately 44%, of the Existing Debentures. Capital Z Financial Services Fund II, L.P. has informed Aames that it intends to participate in the Exchange Offer, although it has no legal obligation to do so. On June 6, 2002, Capital Z filed an amendment to its Schedule 13D which indicates that the sellers delivered only an aggregate of $41,616,000 principal amount of the Existing Debentures to Capital Z, and as a result, Capital Z purchased only $41,616,000 aggregate principal amount of Existing Debentures in the private transaction. Other than as provided in response to this Item 4(b), none of the subject securities are to be purchased from any officer, director or affiliate of Aames.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and restated in its entirety to read as follows:
(a)	(1)	Not applicable.
	(2)	Aames is required to qualify the indenture pursuant to which the New Debentures will be issued under the Trust Indenture Act of 1939, as amended.
	(3)	Not applicable.
	(4)	Not applicable.

(5)
By Complaint (Index No. 02602026) filed with the Supreme Court of the State of New York, County of New York on June 3, 2002 (the "Complaint"), Wilmington Trust Company ("Plaintiff"), as successor indenture trustee with respect to the 9.125% Senior Notes due 2003 issued by Aames (the "Senior Notes"), brought an action against Aames seeking to prevent Aames from consummating the Exchange Offer.

Plaintiff alleges in the Complaint, on behalf of itself and the holders of the Senior Notes, (i) a breach of contract on the basis that the Exchange Offer constitutes an impermissible "Restricted Payment" under the provisions of the Indenture, between Aames, as issuer, and The Chase Manhattan Bank, as trustee, dated as of October 21, 1996, as amended by the First Supplemental Indenture, between Aames and The Chase Manhattan Bank, as trustee, dated as of October 21, 1996, governing the Senior Notes (as amended, the "Senior Note Indenture") and (ii) a breach of an implied covenant of good faith and fair dealing under applicable law. Plaintiff was appointed on May 16, 2002 as successor trustee under the Senior Note Indenture to replace The Chase Manhattan Bank by the holders of a majority in principal amount of the Senior Notes. Plaintiff further alleges that it and the holders of the Senior Notes have no adequate remedy at law for Aames' threatened breach. Plaintiff seeks an order preliminarily and permanently enjoining Aames from proceeding with the Exchange Offer.

On June 10, 2002, the Supreme Court of the State of New York heard oral arguments relating to Plaintiff's request for an order to preliminarily enjoin the consummation of the Exchange Offer. The court reserved decision pending consideration of the oral arguments and review of written submissions made on behalf of each of the parties.

Aames continues to believe the allegations contained in the complaint filed by Plaintiff are without merit. Aames intends to complete the Exchange Offer unless an injunction is granted. However, Aames reserves the right to further extend the Exchange Offer or to terminate the Exchange Offer, in its discretion, in accordance with the terms of the Exchange Offer.
As of June 13, 2002, Aames has received tenders of Existing Debentures from holders of approximately $42.7 million principal amount, or approximately 37.5%, of the outstanding Existing Debentures.

The information set forth in the Supplement to the Offering Memorandum, dated June 6, 2002, a copy of which is filed as Exhibit (a)(5)(D) hereto, is incorporated herein by reference. The information set forth in the Second Supplement to the Offering Memorandum, dated June 13, 2002, a copy of which is filed as Exhibit (a)(5)(E) hereto, is incorporated herein by reference.
(b)	On June 13, 2002, Moody's Investor Services, Inc. informed Aames that, following a review of Aames' debt, Moody's was lowering its rating on the Senior Notes from Caa2 to Caa3.

The information set forth in the Offering Memorandum and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offering Memorandum, dated May 15, 2002.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Press Release issued by Aames on April 30, 2002 (filed as Exhibit 99.1 to the Initial Schedule TO of Aames on April 30, 2002 and incorporated herein by reference).*
(a)(5)(B)	Current Report on Form 8-K of Aames announcing prior proposals (filed on May 3, 2002 and incorporated herein by reference).*
(a)(5)(C)	Press Release issued by Aames on May 15, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on May 15, 2002 and incorporated herein by reference).*
(a)(5)(D)	Supplement to Offering Memorandum, dated June 6, 2002.*
(a)(5)(E)	Second Supplement to Offering Memorandum, dated June 13, 2002.
(a)(5)(F)	Press Release issued by Aames on June 13, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on June 13, 2002 and incorporated herein by reference).*
(b)	Not applicable.
(d)(1)
Purchase Agreement, dated as of April 26, 2002, by and among the Holders, SFP and Capital Z (filed as Exhibit 13 to Amendment No. 6 to the Schedule 13D of Capital Z on April 30, 2002 and incorporated herein by reference).*
(d)(2)
Indenture, dated as of February 26, 1996, between Aames and The Chase Manhattan Bank, N.A., relating to the Existing Debentures (incorporated by reference to Aames' Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and filed with the Commission on July 3, 1996).*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AAMES FINANCIAL CORPORATION

	By:	/s/ JOHN F. MADDEN, JR.
	Name:	John F. Madden, Jr.
	Title:	Senior Vice President, General Counsel and Secretary

Dated: June 13, 2002

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offering Memorandum, dated May 15, 2002.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(5)(A)	Press Release issued by Aames on April 30, 2002 (filed as Exhibit 99.1 to the Initial Schedule TO of Aames on April 30, 2002 and incorporated herein by reference).*
(a)(5)(B)	Current Report on Form 8-K of Aames announcing prior proposals (filed on May 3, 2002 and incorporated herein by reference).*
(a)(5)(C)	Press Release issued by Aames on May 15, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on May 15, 2002 and incorporated herein by reference).*
(a)(5)(D)	Supplement to Offering Memorandum, dated June 6, 2002.*
(a)(5)(E)	Second Supplement to Offering Memorandum, dated June 13, 2002.
(a)(5)(F)	Press Release issued by Aames on June 13, 2002 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Aames on June 13, 2002 and incorporated herein by reference).*
(d)(1)
Purchase Agreement, dated as of April 26, 2002, by and among the Holders, SFP and Capital Z (filed as Exhibit 13 to Amendment No. 6 to the Schedule 13D of Capital Z on April 30, 2002 and incorporated herein by reference).*
(d)(2)
Indenture, dated as of February 26, 1996, between Aames and The Chase Manhattan Bank, N.A., relating to the Existing Debentures (incorporated by reference to Aames' Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and filed with the Commission on July 3, 1996).*

*
Previously filed.

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SCHEDULE TO (RULE 14d—100)
CALCULATION OF FILING FEE
AMENDMENT NO. 2 TO SCHEDULE TO
ITEM 4. TERMS OF THE TRANSACTION.
ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX